Rule 424(b)(3)
                                                           File Nos. 333-62967
                                                                  333-62967-01
                                                                  333-62967-02

PRICING SUPPLEMENT NO. 2, DATED MAY 29, 2002
(to Prospectus dated August 11, 1999
and Prospectus Supplement dated August 11, 1999)

METROPOLITAN EDISON COMPANY
Medium-Term Notes, Series D, Tranche 2

Trade Date:                         May 29, 2002

Principal Amount:                   $50,000,000

Original Issue Date:                June 3, 2002

Maturity Date:                      June 1, 2007

Interest Rate:                      5.93%

Interest Payment Dates:             June 1 and December 1, semiannually,
                                    commencing December 1, 2002

Regular Record Dates:               So long as the Notes are issued in
                                    book-entry only form, the Regular Record
                                    Date will be the Business Day immediately preceding each Interest Payment Date.
                                    Otherwise, the Record Date will be the
                                    fifteenth calendar day next preceding
                                    each Interest Payment Date.

Purchasers' Discounts or            $250,000
Commissions:

Proceeds to Company:                $49,750,000

CUSIP Number:                       59189HAB7

Additional Terms:                   The Notes are redeemable prior to the
                                    Maturity Date as set forth under
                                    "Optional Redemption" below.

Plan of Distribution:               The Notes have been sold to J.P. Morgan
                                    Securities Inc. and First Union
                                    Securities, Inc., as principals
                                    (collectively the "Purchasers"), for
                                    resale to the public.  (See "Plan of
                                    Distribution of Notes" in the Prospectus
                                    Supplement).


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                                    The Notes will be issued in book-entry
                                    only form.

                                    The Purchasers and their affiliates
                                    engage in various general financing and
                                    banking transaction with the Company and its affiliates. In particular, an affiliate of each of J.P. Morgan Securities Inc. and First Union Securities, Inc. is a lender to the Company. The Company will use a portion of the net proceeds to repay short term debt to FirstEnergy Corp., its parent company, and to redeem long term debt.

                                    Certain legal matters will be passed upon for the Company by Pillsbury Winthrop LLP and Ryan, Russell, Ogden & Seltzer LLP and for the Purchasers by Thelen Reid & Priest LLP. Thelen Reid & Priest LLP acts from time to time as counsel for the Company and its affiliates

Optional Redemption:                The Notes will be redeemable, as a whole
                                    or in part, at the Company's option, at
                                    any time or from time to time, on at
                                    least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the Notes. The redemption prices will be equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis
                                    (assuming a 360-day year consisting of
                                    twelve 30-day months), at a rate equal to the sum of the Treasury Rate (as defined below) and 15 basis points. In each case accrued interest will be payable to the redemption date.

                                    Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

                                    "Comparable Treasury Issue" means the United
                                    States Treasury security selected by an
                                    Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance

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                                    with customary financial practice, in
                                    pricing new issues of corporate debt
                                    securities of comparable maturity to the remaining term of such Notes.

                                    "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

                                    "Comparable Treasury Price" means, with
                                    respect to any redemption date, the average of the Reference Treasury Dealer Quotations.

                                    "Reference Treasury Dealer Quotations"
                                    means, with respect to each Reference
                                    Treasury Dealer and any redemption date, the average, as determined by the Senior Note Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Senior Note Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

                                    "Senior Note Trustee" shall mean The Bank of
                                    New York or its successor.

                                    "Reference Treasury Dealer" means each of J.P. Morgan Securities Inc. and First Union Securities, Inc. and their respective successors. If any of the foregoing shall cease to be a primary U.S. Government securities dealer (a "Primary Treasury Dealer"), the Company shall substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer.

                                    "Remaining Scheduled Payments" means, with respect to each Note to be redeemed, the remaining scheduled payments of principal of and interest on such Note that would be due after the related redemption date but for such redemption. If such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment on such Note will be reduced by the amount of interest accrued on such Note to such redemption date. On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless the Company defaults

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                                    in the payment of the redemption price and
                                    accrued interest).  On or before the
                                    redemption date, the Company will deposit with a paying agent (or the Senior Note Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. If less than all the Notes of any series are to be redeemed, the Notes to be redeemed shall be selected by the Senior Note Trustee by such method as the Senior Note Trustee shall deem fair and appropriate.

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